787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 30, 2022

VIA EDGAR

Bernard Nolan, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock ETF Trust II – BlackRock AAA CLO ETF

Post-Effective Amendment No. 11 under the Securities Act of 1933 and Amendment No. 13 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A

(File Nos. 333-236575 and 811-23511)

Dear Mr. Nolan:

On behalf of BlackRock AAA CLO ETF (the “Fund”), a series of BlackRock ETF Trust II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned of Willkie Farr & Gallagher LLP by telephone on October 31, 2022 regarding Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 13 under the Investment Company Act of 1940, as amended, which was filed with the Commission on September 23, 2022.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

November 30, 2022

Comment No. 1:	With respect to the subsection in the Fund’s Prospectus entitled “Fees and Expenses,” please provide the completed fee table and expense examples at least one week prior to effectiveness of the Amendment.

Response No. 1:	The completed fee table and expense examples were provided supplementally to the Staff via email on November 29, 2022.

Comment No. 2:	With respect to the disclosure in the subsection of the Fund’s Prospectus entitled “Principal Investment Strategies” that the Fund may temporarily depart from its normal investment process in certain situations or market conditions, please revise this disclosure to clarify that such a position would be inconsistent with the principal investment strategies of the Fund and would have the effect of preventing the Fund from achieving part of its investment objective, which is to provide capital preservation and current income.

Response No. 2:	The disclosure regarding temporary defensive strategies will be deleted from the subsections of the Fund’s Prospectus entitled “Principal Investment Strategies” and “More Information About the Fund–Additional Information on Principal Investment Strategies” and disclosure regarding temporary defensive strategies, including the requested disclosure, will be added in the subsection of the Fund’s Prospectus entitled “More Information About the Fund–Other Strategies” in the Amendment.

Comment No. 3:	With respect to “Collateralized Loan Obligations Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks,” please supplementally (i) confirm whether the Fund intends to invest more than 15% of its assets in unrated collateralized loan obligations (“CLOs”) and (ii) discuss the experience of the Fund’s investment advisor, BlackRock Fund Advisors (“BFA”), and the Fund’s portfolio managers in trading unrated CLOs and how this experience factors into their determination that this strategy is appropriate for an open-end fund.

Response No. 3:	The Fund confirms that investments in unrated tranches of CLOs will not comprise more than 15% of its assets. While BFA and the Fund’s portfolio managers have experience investing in unrated equity tranches of CLOs, the Fund will invest primarily in tranches of CLOs rated AAA, AA or A by at least one major rating agency and currently does not expect unrated tranches of CLOs to comprise a material portion of the Fund’s assets. The Fund currently expects that it may hold unrated senior tranches of CLOs in its portfolio in circumstances where a rating agency withdraws or is delayed in providing a rating and, as a result, a tranche is “unrated.” In connection with the Fund’s investment process, the Fund’s portfolio managers will regularly review and analyze the structure, subordination, and creditworthiness, among other things, of fixed-income securities, including unrated CLOs, to determine whether such securities are appropriate for an open-end fund.

November 30, 2022

Comment No. 4:	The Staff provides the following comments with respect to “Collateralized Loan Obligations Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks”:

(1)   The Staff notes the disclosure in the subsection of the Fund’s Prospectus entitled “Additional Information on Principal Investment Strategies” that split rated CLOs will be considered to have the higher credit rating. As it appears this policy would be material to the discussion of “Collateralized Loan Obligations Risk,” please revise this risk factor to include this policy.

(2) Please revise this risk factor to state that the Fund and investors may be exposed to greater risk to the extent that the Fund invests in CLO tranches rated below AAA.

(3)   Please revise this risk factor to explain whether the Fund will be exposed to greater risk to the extent it makes investments in unrated CLOs, including risks and strategies related to fund management and the determination that such CLOs are “of such similar quality.”

Response No. 4:	The requested disclosure will be added in the Amendment.

Comment No. 5:	The Staff notes that “Infectious Illness Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks” contains a reference to tracking error risk. Please explain the reference to tracking error as, unlike some exchange-traded funds (“ETFs”) that track specific indexes, the Fund does not seek to replicate the performance of a specific index.

Response No. 5:	The reference to tracking error will be removed in the Amendment.

Comment No. 6:	Please revise “Non-Diversification Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks” to clarify the effect of the Fund’s non-diversified status. Specifically, because the Fund is non-diversified compared with other funds that are diversified, the Fund may invest a greater percentage of its assets in a small number of issuers.

Response No. 6:	The requested disclosure will be added in the Amendment.

Comment No. 7:	With respect to “Small Fund Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks,” please confirm whether a potential conversion to a mutual fund is contemplated in connection with a delisting of the Fund. If so, please revise “Small Fund Risk” to add disclosure summarizing the effects of such a conversion.

Response No. 7:	The Fund confirms that a potential conversion to a mutual fund is not currently contemplated in the event that the Fund is delisted due to an inability to meet the listing requirements of its exchange.

November 30, 2022

Comment No. 8:	The Staff notes the statement in the subsection of the Fund’s Prospectus entitled “More Information About the Fund—Investment Process” that the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. Please explain the tax consequences of portfolio turnover and how such tax consequences and the trading costs of the portfolio will affect the performance of the Fund.

Response No. 8:	The Fund notes that the requested disclosure is included in “High Portfolio Turnover Risk” in the section of the Fund’s Prospectus entitled “A Further Discussion of Principal Risks.” A cross-reference to “High Portfolio Turnover Risk” will be added after the above-referenced statement regarding active and frequent trading in the Amendment.

Comment No. 9:	With respect to “Large Shareholder and Large-Scale Redemption Risk” in the subsection of the Fund’s Prospectus entitled “A Further Discussion of Principal Risks,” the Staff notes the statements in the following sentence:

“To the extent the Fund permits redemptions in cash, these redemptions may force the Fund to sell portfolio securities when it might not otherwise do so, which may negatively impact the Fund’s NAV, have a material effect on the market price of the shares and increase the Fund’s brokerage costs and/or accelerate the realization of taxable income and/or gains and cause the Fund to make taxable distributions to its shareholders earlier than the Fund otherwise would have.”

Please reconcile this statement with the statement in the section of the Fund’s Statement of Additional Information “Creation and Redemption of Creation Units–Redemption of Creation Units” that the “Fund generally redeems Creation Units solely for cash.” In addition, please enhance the summary discussion of “Large Shareholder and Large-Scale Redemption Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks” by disclosing such information.

Response No. 9:	The Fund confirms the statement that it will generally redeem Creation Units solely for cash. In the Amendment, the Fund will revise the above-referenced sentence in “Large Shareholder and Large-Scale Redemption Risk” in the subsection of the Fund’s Prospectus entitled “A Further Discussion of Principal Risks” and will add disclosure to “Large Shareholder and Large-Scale Redemption Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks” to reflect that the Fund will generally redeem Creation Units in cash.

Comment No. 10:	For each portfolio manager of the Fund, please state his or her business experience during the past five years.

Response No. 10:	The requested disclosure will be added in the Amendment.

November 30, 2022

Comment No. 11:	The Staff notes the last sentence of the section of the Fund’s Statement of Additional Information entitled “Investment Strategies and Risks—Ratings.” The Staff notes that the description of BFA’s treatment of unrated investments does not appear to be included in Appendix B to the Statement of Additional Information. Please revise Appendix B accordingly and include such information, or a summary thereof, in the section noted above.

Response No. 11:	The requested disclosure will be added in the Amendment.

Comment No. 12:	With respect to the section of the Fund’s Statement of Additional Information entitled “Management—Trustees and Officers—Governance and Nominating Committee” please state whether the Fund’s governance and nominating committee will consider nominees recommended by securityholders and, if so, provide a description of the procedures for such nominations.

Response No. 12:	The requested disclosure will be added in the Amendment.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8094 if you have any questions regarding the foregoing or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ David C. Howe

David C. Howe

cc:	Bomi Lee, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP